June 11, 2018

Mark Brunhofer

Office of Healthcare & Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xeris Pharmaceuticals, Inc.
Registration Statement on Form S-1
Response Dated May 30, 2018
File No. 333-225191

Dear Mr. Brunhofer:

This letter is submitted on behalf of Xeris Pharmaceuticals, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on May 24, 2018, as set forth in your letter, dated June 4, 2018 (the “Comment Letter”), to Paul Edick.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments and in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Registration Statement on Form S-1

Capitalization, page 60

1.	We acknowledge your May 30, 2018 response to comment 10 of our April 17,2018 letter. As it appears that your anticipated offering range may not trigger the automatic conversion of your preferred stock as stipulated in Note 5 on page F-13, please represent to us that you have received the requisite election of the holders of a majority of your outstanding preferred stock in order to reflect conversion in your pro forma capitalization.

Response: The Company respectfully advises the Staff that it has obtained the election of the requisite holders its outstanding preferred stock in order to effect the conversion of its preferred stock into common stock as reflected in the Company’s pro forma capitalization, subject to and effective upon the closing of the offering.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (617) 570-1928, by facsimile transmission at (617) 801-8626 or by e-mail at jtheis@goodwinlaw.com.

Sincerely,

/s/ Joseph C. Theis, Jr.
Joseph C. Theis, Jr.

cc:	Paul Edick, Xeris Pharmaceuticals, Inc.
Mitchell S. Bloom, Goodwin Procter LLP